

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 13, 2006

Richard Sterrett
Chief Financial Officer
Western Plains Energy, LLC
3022 County Road, 18
Oakley, KS 67748

> **Re:** **Western Plains Energy, LLC**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Forms 10-Q for Periods Ended December 31, 2005 and March 31, 2006**
> **File No. 0-50714**

Dear Mr. Sterrett:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief